Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the use of our report dated April 15, 2005, with respect to the consolidated balance sheet of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 21, 2006